Mail Stop 3561

December 8, 2008

Andrew M. Wright
Vice President and Associate General Counsel
EFH Corporate Services Company
1601 Bryan Street
Dallas, Texas 75201-3411

      Re: **Energy Future Holdings Corp.**
              Amendment No. 1 to Registration Statement on Form S-4
              Filed November 26, 2008
              File No. 333-153529

Dear Mr. Wright:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1. Please advise us as to your anticipated presentation of periods to be discussed in management's discussion and analysis in your December 31, 2008 Form 10-K.

Fee Table

2. We note that you have included in this amendment an additional $150,000,000 principal amount of notes that you will issue in lieu of cash interest payments. You should register based on a good faith estimate the amount of securities you expect to issue in lieu of cash interest payments.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 61
Results of Operations for the Year Ended December 31, 2007 and 2006, page 99

3. We note you have only presented volumetric and other statistical data for the Predecessor period for the nine months ended September 30, 2007 and 2006 and for the years ended December 31, 2006 and 2005. Please revise to provide sales volume and customer count data and production, purchased power and delivery cost data for the Competitive Electric Segment as well as the operating data for the Regulated Delivery Segment for the Successor period or expand your disclosure to explain why this information has been omitted.

Liquidity and Capital Resources, page 125

4. Please expand your disclosure to provide some quantification of the financial effects in the event you chose to use the payment-in-kind feature of the toggle notes in lieu of making cash interest payments.

Note 2. Financial Statement Effects of the Merger, page F-10

5. We note you have not yet completed your purchase price allocation as of September 30, 2008. Since one year has now elapsed from the date of the merger on October 10, 2007, please advise us of any changes made. Disclosure and quantification of any purchase price contingencies should be made to the extent material.

******

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Donna DiSilvio, Senior Staff Accountant, at (202) 551-3202 or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3720 with any questions on the financial statements or related matters. You may contact Blair Petrillo, Attorney-Advisor, at (202) 551-3550, Ellie Bavaria, Special Counsel, at (202) 551-3238, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director